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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


02003045

ANNUAL AUDITED REPORT FORM X-17A-5 PART III


SEC MAIL
PROCESSING
RECEIVED
FEB 27 2002

SEC FILE NUMBER
8- 38327

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2001 (MM/DD/YY) AND ENDING DECEMBER 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

HUNNICUTT & CO., INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

110 EAST 59TH STREET
(No. and Street)

NEW YORK	NEW YORK	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

WILLIAM HUNNICUTT (212) 752-0200
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GLASSER & HAIMS, CPA, P.C.
(Name — *if individual, state last, first, middle name*)

99 WEST HAWTHORNE AVENUE	VALLEY STREAM	NEW YORK	11580
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 01 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, WILLIAM HUNNICUTT, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HUNNICUTT & CO., INC., as of DECEMBER 31, 19 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NO EXCEPTIONS

[signature]
Signature

PRESIDENT
Title

[signature]
Notary Public

THERESA M. REILLY
Notary Public, State of New York
No. 41-4998383
Qualified in Queens County
Commission Expires 6/29/02

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GLASSER & HAIMS, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
99 WEST HAWTHORNE AVENUE
VALLEY STREAM, NY 11580

(516) 568-2700 - FAX (516) 568-2911

ALVIN M. GLASSER, C.P.A.
IRWIN M. HAIMS, C.P.A.

INDEPENDENT AUDITOR'S SUPPLEMENTARY
REPORT ON INTERNAL CONTROL

To the Board of Directors and Shareholder of
Hunnicutt & Co., Inc.

In planning and performing our audit of the financial statements and supplemental schedule of Hunnicutt & Co., Inc. (the "Company") for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and main-ing internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in

accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

This report recognizes that it is not practicable in an organization the size of Hunnictt & Co., Inc. to achieve all the divisions of duties and cross-checks generally included in a system of internal control and that, alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of management, the SEC, the National Association of Securities Dealers, Inc. and any other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



GLASSER & HAIMS, P.C.

February 8, 2002

HUNNICUTT & CO., INC.

FINANCIAL STATEMENTS

AND SUPPLEMENTARY INFORMATION

DECEMBER 31, 2001

GLASSER & HAIMS, CPA, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

HUNNICUTT & CO., INC.

TABLE OF CONTENTS

GLASSER & HAIMS, PC
CERTIFIED ACCOUNTANTS
99 WEST HAWTHORNE AVENUE
VALLEY STREAM, N.Y. 11580

(516) 568-2700 - FAX (516) 568-2911

ALVIN M. GLASSER, C.P.A.
IRWIN M. HAIMS, C.P.A.

To The Stockholder
HUNNICUTT & CO., INC.

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

We have audited the accompanying balance sheet of Hunnicutt & Co., Inc. (an S Corporation) as a December 31, 2001 and the related statements of income, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hunnicutt & Co., Inc. (an S Corporation) as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages eight and nine is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities & Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



GLASSER & HAIMS, P.C.
January 31, 2002

HUNNICUTT & CO., INC.

BALANCE SHEET

DECEMBER 31, 2001

ASSETS

Cash and cash equivalents (Note 1c)	$ 197,720	
TOTAL ASSETS		$ 197,720

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:		
Accrued expenses	$ 88,225	
Income taxes payable	18,000	
TOTAL LIABILITIES		$ 106,225
Commitments and Contingencies: (Note 4)		
Stockholder's Equity:		
Capital stock, no par value; authorized 200 shares; issued and outstanding 200 shares;	$ 200	
Additional paid-in capital	36,104	
Retained earnings	55,191	
TOTAL STOCKHOLDER'S EQUITY		91,495
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY		$ 197,720

THE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THIS STATEMENT

HUNNICUTT & CO., INC.

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2001

REVENUES: (Note 1)		
Fee income	$ 3,270,426	
Interest and dividend income	21,478	
TOTAL REVENUES		$ 3,291,904
EXPENSES:		
Employee compensation and benefits (Note 3)	$ 1,449,078	
Occupancy (Note 4)	26,321	
Professional fees	35,519	
Travel and entertainment	93,881	
Fees, dues and licenses	150	
Communications	8,733	
Advertising	1,250	
Other	5,386	
TOTAL EXPENSES		1,620,318
INCOME BEFORE STATE AND LOCAL INCOME TAXES		$ 1,671,586
STATE AND LOCAL INCOME TAXES (Notes 1d and 2)		108,098
NET INCOME		$ 1,563,488

THE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THIS STATEMENT

HUNNICUTT & CO., INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2001

	Issued Common Stock	Additional Paid-In Capital	Retained Earning	Stockholder's Equity
Balance, beginning	$ 200	$ 36,104	$ 52,815	$ 89,119
Net income	-	-	1,563,488	1,563,488
Shareholder distributions	-	-	(1,561,112)	(1,561,112)
Balance, end	$ 200	$ 36,104	$ 55,191	$ 91,495

THE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THIS STATEMENT

HUNNICUTT & CO., INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$ 1,563,488	
Adjustments to reconcile net income to net cash provided from operating activities:		
(Increase) Decrease in assets:		
Prepaid expenses	3,700	
Increase (Decrease) in liabilities:		
Accrued expenses	(31,775)	
Income taxes payable	5,000	
Net Cash Provided From Operating Activities		$ 1,540,413
CASH FLOWS FROM INVESTING ACTIVITIES:		
Securities owned		100,000
CASH FLOWS FROM FINANCING ACTIVITIES:		
Shareholder distributions		(1,561,112)
Net Increase In Cash and Cash Equivalents		$ 79,301
CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR		118,419
CASH AND CASH EQUIVALENTS - END OF YEAR		$ 197,720

THE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THIS STATEMENT

HUNNICUTT & CO., INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2001

1. SIGNIFICANT ACCOUNTING POLICIES

a. THE COMPANY

The Company, which was formed in New York State in March 1998, is a securities broker-dealer, registered with the Securities and Exchange Commission ("SEC") and a member of the National Association of Securities Dealers, Inc. ("NASD").

The Company specializes in introducing private placements of private equity funds and hedge funds to U.S. institutions and shares in the fees charged to introduced clients by the fund managers.

b. METHOD OF ACCOUNTING

The Company maintains its books and records on the accrual method of accounting, in accordance with generally accepted accounting principles.

c. CASH AND CASH EQUIVALENTS

For purposes of reporting cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

d. INCOME TAXES

The Company, which maintains books and records on the accrual method of accounting, is subject to state and local income taxes (see note 2).

2. INCOME TAXES

As of January 1, 2000, The Company, with consent of its stockholder, has filed an election to be taxed as an S Corporation under Section 1362 (a) of the Internal Revenue Code and under Section 660 of Article 22 of the New York State Tax Code. Such election permits its income to be taxed to the stockholders rather than the Company, whether or not such income has been distributed. Income taxes are payable to New York City which does not recognize S Corporation status.

HUNNICUTT & CO., INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2001

3. PENSION PLAN

The Company maintains a defined benefit plan covering all eligible employees. For the year 2000, the Company's expense was $59,225.

4. COMMITMENTS AND CONTINGENCIES

On July 15, 1999, the Company signed an agreement leasing office space as of September 1, 1999 for a period of forty five months through May 31, 2004. Minimum annual rental payments under the lease are as follows:

September 1, 2001 - August 31, 2002	$ 27,143
September 1, 2002 - August 31, 2003	28,571
September 1, 2003 - May 31, 2004	22,500

5. NET CAPITAL

The Company is subject to the Securities & Exchange Commission Uniform Net capital Rule 15c3-1, which requires maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001, the Company had net capital and aggregate indebtedness of $91,295 and $106,225 respectively. The net capital ratio was 1.1635 to 1 or 116.35% compared to a maximum allowable percentage of 1,500%. Net capital exceeded requirements by $84,210.

6. ANNUAL REPORT

Pursuant to the Securities & Exchange Commission Rule 17a-5, the Statement of Financial Condition is available for examination at the Company's principal place of business, 110 East 59th Street, New York, New York 10022 and the regional office of the Commission located at 7 World Trade Center, New York, New York 10048.

HUNNICUTT & CO., INC.

SUPPLEMENTARY SCHEDULES

DECEMBER 31, 2001

GLASSER & HAIMS, CPA, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

HUNNICUTT & CO., INC.

COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS

PURSUANT TO RULE 15c3-1

DECEMBER 31, 2001

NET CAPITAL:		
Stockholder's equity	$	91,495
Deductions and charges:		
None		-
Net Capital Before Haircuts on Securities	$	91,495
Haircuts on securities:		
Money market funds		200
NET CAPITAL	$	91,295
AGGREGATE INDEBTEDNESS:		
Accrued expenses	$	106,225
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
Minimum net capital required	$	7,085
Excess net capital	$	84,210
Excess net capital at 1,000%	$	80,672
Ratio: Aggregate indebtedness to net capital (1.1635 to 1)		116.35%

Statement Pursuant to Paragraph (d) (4) of Rule 17a-5

There were no material differences between this computation of net capital and the corresponding computation by Hunnicutt & Co., Inc. and included in its unaudited Focus Report Part IIA filing as of same date.

HUNNICUTT & CO., INC.

EXEMPTION FROM RESERVE REQUIREMENTS FOR BROKER DEALERS

UNDER RULE 15c3-3 (K) (ii)

DECEMBER 31, 2001

The Company is exempt from reserve requirements for broker-dealers under Rule 15c3-3 sub-paragraph (k) (ii) as it carries no margin or other securities accounts, and meets all other requirements of the Rule.